FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
[redacted] WWW.FULBRIGHT.COM

Jo
Pa
JGA

06019070

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

November 28, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

SUPPL

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 12/13

45825963.1

Ad hoc release File No. 82-5077

FJH improves earning power in Q3 and achieves positive cash flow – forecast for 2006 and 2007 adjusted

Munich, 23 November 2006 – The Prime Standard-listed consulting and software house FJH AG (ISIN DE 0005130108) saw a further improvement in its operating earning power in the third quarter and achieved a positive consolidated operating cash flow for the first time in two years. With turnover increasing to 13.9 million Euro (Q3 2005: 12.6 million Euro) the operating earnings before interest and taxes were -0.2 million Euro (preceding year: -1.8 million Euro) and the operating cash flow was around 0.5 million Euro (preceding year: -10.2 million Euro). Integration of PYLON AG, which was acquired in March, reduced consolidated EBIT by 0.4 million Euro. Without PYLON, FJH AG's third quarter EBIT were 0.2 million Euro (preceding year: -1.8 million Euro) with revenues of 12.4 million Euro; the result after taxes was just in positive figures at 22 thousand Euro (preceding year: -1.6 million Euro).

For the 9-month period, this resulted in consolidated turnover of 41.9 million Euro (preceding year: 40.7 million Euro); the further reduction in staff numbers meant turnover per employee rose 35%. Even after consolidation of PYLON AG, consolidated EBIT improved by around 80% to -0.8 million Euro (preceding year: -3.8 million Euro). The result after taxes was around -1.1 million Euro; the comparative figure for the preceding year (0.2 million Euro) was affected by one-off special restructuring effects such as the waiving of loans, the formation of reserves and income from deferred taxes of 5.0 million Euro. The operating cash flow improved by 78% to -3.2 million Euro (preceding year: -14.5 million Euro).

For 2006 as a whole, the Executive Board is forecasting turnover of between 56 and 58 million Euro. The fluctuation margin is largely due to licence turnover that still has to be realised; some of this turnover could be delayed until 2007. Total EBIT for FJH excluding PYLON will be between 0.5 million Euro and 2.5 million Euro. PYLON is expected to record EBIT of between -0.8 million Euro and -1.0 million Euro combined with an addition burden of around 0.6 million Euro resulting from amortisation in accordance with the provisional purchase price allocation. Overall, therefore, FJH and PYLON are together expected to show EBIT of between -1.1 million Euro and 1.1 million Euro. The Executive Board is therefore revising its previous forecast for 2006, which despite the favourable overall development proved too ambitious given the acquisition and subsequent integration of PYLON AG.

A planned efficiency programme for non-operating areas will produce further cost savings of 3 to 4 million Euro per annum. The associated one-off costs will be around 1.5 million Euro. The majority of these costs are expected to be realised in 2006.

File No. 82-5077

Based on current, deliberately conservative planned turnover of 58 to 62 million Euro, FJH is aiming for an EBIT margin of over 8% next year. Given the current continuing market recovery and favourable market response to new releases of FJH software, it is conceivable that double-digit returns on EBIT could be achieved in 2007.

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstraße 65, 80687 München,
Tel. 00 49 (0)89 769 01 7002, Fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com